Exhibit 10.1

RETIREMENT AND CONSULTING AGREEMENT

This Retirement and Consulting Agreement (this “Agreement”) is entered into by and between Stan R. Soroka (“You” or “Your”) and Hilton Grand Vacations Inc. (“HGV” or the “Company”) entered into as of December 28, 2022.

WHEREAS, You currently serve as the Company’s Executive Vice President & Chief Customer Officer on an at-will basis;

WHEREAS, You and the Company are parties to that certain Severance Agreement, dated as of April 17, 2017 (the “Severance Agreement”), that provides for certain severance payments and benefits in the event of certain termination-of-employment events;

WHEREAS, You and the Company are parties to several award agreements related to certain stock options, service-based restricted stock units and performance-based restricted stock units (such equity awards, collectively, the “Equity Awards”) granted under the Hilton Grand Vacations Inc. 2017 Omnibus Incentive Plan, as amended (the “2017 Plan”), that have been previously issued to You;

WHEREAS, under the award agreements evidencing the Equity Awards, among other things, You currently meet the minimum age and years-of-service requirements within the definition of a “Retirement” (as defined therein) that would inure certain additional vesting rights in the event of certain separation events;

WHEREAS, You and the Company have agreed that your retirement and separation from employment with the Company will be effective December 31, 2022; and

WHEREAS, You agree that, for purposes of the Severance Agreement, such separation and retirement from employment with the Company shall not qualify as a “Qualifying Termination” (as defined therein).

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

1.

You acknowledge and agree that You will retire from employment with the Company and, accordingly, Your employment with the Company will terminate effective December 31, 2022 (the “Separation Date”). From the date of this Agreement until the Separation Date, the Severance Agreement, which is incorporated herein by reference, shall remain in full force and effect. You will continue Your employment with the Company in Your current role and will continue to receive Your current compensation and benefits through and including the Separation Date; provided, however, that You agree that nothing in this Agreement shall prevent the Company from terminating your employment for Cause or You from resigning without Good Reason (in each case as defined in the Severance Agreement) prior to the Separation Date, in which case you will not be entitled to any of the Benefits (as defined below). Except as otherwise agreed to by the Company in writing, all other positions that You hold with the Company, its subsidiaries and affiliates shall terminate effective as of the Separation Date. Following the Separation Date, You will be paid for all outstanding wages earned since Your last paycheck through and including the Separation Date, less customary and applicable payroll and tax deductions, in accordance with Company policy and applicable law. You confirm and agree that, through the date You execute this Agreement, You have received all wages, reimbursements, payments, or other benefits to which You are entitled as a result of Your employment with the Company. Other than the payments set forth in this Agreement, You agree that the Company owes no additional amounts to You for wages, back pay, severance pay, bonuses, damages, accrued vacation, benefits, insurance, sick leave, other leave, or any other reason. This Agreement is intended to, and does, settle and resolve all claims of any nature that You might have against the Company arising out of Your employment relationship with Company or the termination of such employment or relating to any other matter.

2.

As recognition for Your long-standing dedication and services to the Company and in exchange for (A) You signing this Agreement and the Supplemental Release of Claims attached hereto as Exhibit A (the “Supplemental Release”), which you must sign no earlier than the agreed upon date and no later than seven (7) days after the Separation Date, and You revoking neither this Agreement nor the Supplemental Release, and (B) You remaining employed through the Separation Date, You acknowledge and agree that You will receive the following pay and benefits (collectively referred to herein as the “Benefits”):

(i) A total gross amount of Two Hundred and Fifty Thousand Dollars ($250,000.00), less withholding for taxes and other similar items (collectively, the “Service Recognition Payment”). The Service Recognition Payment shall be paid to You in a single lump sum on the first payroll date to occur on or after January 31, 2023;

(ii) An annual bonus for fiscal year 2022, equal to the annual bonus, if any, that would have been earned by You for fiscal year 2022 if You had remained employed on the normal payment date for such bonus under the Company’s annual incentive plan, based on actual level of performance with respect to the financial metric, which bonus, shall be payable to You, less withholding for taxes and other similar items, at the same time payment is made to other participants in the Company’s annual incentive plan;

(iii) If You timely elect to continue participation in any group medical, dental, vision or prescription drug plan benefits to which You or Your eligible dependents would be entitled under Section 4980B (“COBRA”) of the Internal Revenue Code of 1986, as amended (the “Code”), then for eighteen (18) months following the Separation Date (the “COBRA Reimbursement Period”), the Company shall pay to You monthly payments of an amount equal to the excess of the COBRA cost of such coverage over the amount that You would have had to pay for such coverage if You had remained employed during the COBRA Reimbursement Period and paid the active employee rate for such coverage, less withholding for taxes and other similar items; provided, however, that (A) if You become eligible to receive group health benefits under a program of a subsequent employer or otherwise (including coverage available to Your spouse), you shall immediately notify the Company of same, and the Company’s obligation to pay any portion of the cost of health coverage as described herein shall cease, except as otherwise provided by law; (B) the COBRA Reimbursement Period shall only run for the period during which You are eligible to elect health coverage under COBRA and timely elect and maintain such coverage; (C) nothing herein shall prevent the Company from amending, changing, or canceling any group medical, dental, vision and/or prescription drug plans during the COBRA Reimbursement Period; (D) during the COBRA Reimbursement Period, the benefits provided in any one calendar year shall not affect the amount of benefits provided in any other calendar year (other than the effect of any overall coverage benefits under the applicable plans); (E) the reimbursement of an eligible taxable expense shall be made as soon as practicable but not later than December 31 of the year following the year in which the expense was incurred; (F) Your rights pursuant to this Section shall not be subject to liquidation or exchange for another benefit; and

(iv) Your Equity Awards that are outstanding as of the Separation Date shall be treated as provided in the 2017 Plan and applicable award agreement(s)).

You acknowledge that the Benefits are subject to the terms and conditions of this Agreement, the Supplemental Release, and compliance with the Surviving Provisions (as defined in Section 15 hereof); that the Benefits exceed any earned wages or anything else of value otherwise owed to You by the Company; and You would not receive the Benefits absent Your execution and non-revocation of this Agreement and the Supplemental Release, and compliance with the Surviving Provisions. For the avoidance of doubt, if You fail to comply with the obligations set forth in this Agreement, the Supplemental Release, and/or the Surviving Provisions, the Company shall have no further obligation to provide the Benefits. Any dispute concerning the Company’s suspension or recovery of the Benefits is subject to the dispute resolution procedures set forth in Section 11 herein. If You die prior to receipt of all Benefits, any and all remaining Benefits shall be paid to Your estate.

3.

In exchange for the Benefits, You, voluntarily and of Your own free will, to the fullest extent permitted by law, hereby forever waive, release, discharge and hold harmless, the Company, and each of its former, current and future subsidiaries, affiliates, divisions, parents, equity holders, predecessors, successors and assigns, and all of their respective current, former and future officers, shareholders, members, partners, principals, investors, owners, directors, trustees, joint venturers, insurers, attorneys, employees, agents (in their official and individual capacities), employee benefit plans and their administrators and fiduciaries (in their official and individual capacities) and all of their affiliates, predecessors, successors and assigns (the “Released Parties”), from any and all claims, rights, causes of action and demands of whatever nature, whether known or unknown, foreseen or unforeseen, that You had, now have or may have against any of them arising from any act, event or omission which has occurred up through the date You sign this Agreement.

4.

This waiver and release of claims includes, but is not limited to, (i) claims under Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1866, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Older Worker Benefit Protection Act of 1990, the Americans With Disabilities Act, the Equal Pay Act, the Genetic Information Non-Discrimination Act, the National Labor Relations Act, the Pregnancy Discrimination Act, the Immigration Reform and Control Act, the Employee Retirement Income Security Act of 1974 (ERISA), Sections 503 and 504 of the Rehabilitation Act of 1973, the Family and Medical Leave Act, and the Worker Adjustment Retraining and Notification Act, all as amended; (ii) all other federal, state and local anti-discrimination, labor or employment laws or regulations or orders to the extent any such claims may legally be waived by private agreement; (iii) claims and potential claims relating to or arising out of any work You have done for the Company in any capacity, Your employment, the terms and conditions of Your employment and/or Your separation from employment, including but not limited to statutory claims and claims in common law or in equity, including, without limitation, claims for discrimination, harassment, retaliation for asserting any claims, whistle-blowing, breach of contract (oral or written, express or implied), detrimental reliance, breach of policy or practice, constructive discharge, wrongful discharge, negligence, emotional distress, pain and suffering and all torts, including any intentional torts, such as defamation; (iv) claims and potential claims subject to federal, state and local occupational safety and health laws and regulations; (v) claims or potential claims under any other federal, state or local constitution, statute, regulation, agreement, order or duty; (vi) claims or potential claims concerning or based on the adequacy of Your compensation or remuneration, including incentive payments, commissions, bonuses, expense reimbursements, or claims for benefits, to the extent any and all such claims are legally capable of being waived; and (vii) any claims or potential claims for relief of any kind, including but not limited to claims for back pay, front pay, compensatory or punitive damages, reinstatement or other equitable relief, injunctive or declaratory relief, attorneys’ fees, costs, disbursements and/or the like.

5.

Notwithstanding the above, the foregoing waiver and release of legal claims shall not release any claims or rights arising from or related to the following: (i) COBRA, workers’ compensation benefits, or unemployment insurance benefits; (ii) reimbursement for business expenses incurred prior to the Separation Date, in accordance with any HGV business expense policies (as applicable); (iii) any employee benefit or compensation plan or program in which You participate (or participated), subject to the terms and conditions of such plans or programs; (iv) Your right to receive the Benefits; (v) Your rights to be indemnified pursuant to the terms of that certain indemnification agreement entered into by between You and the Company, dated on or about November 30, 2017 (the “Indemnification Agreement”) for claims or proceedings, or threatened claims or proceedings, that arise out of or relate to Your service as an officer or employee of HGV and/or any affiliate, including attorneys’ fees of attorneys of Your choosing, subject to and as provided in the Indemnification Agreement; (vi) Your vested equity or other similar interest in HGV or any affiliate, subject to the terms and conditions of any applicable plan and award agreement; and (vii) any rights or claims that arise after the signing of this Agreement or which otherwise cannot be waived as a matter of law.

6.

The foregoing waiver and release of legal claims shall not waive Your rights to file a charge with an administrative agency and to participate in an agency investigation or report possible violations of federal law or regulation to any governmental agency or entity. However, except as provided below, You knowingly and intentionally waive and release any right to monetary relief or other individual specific remedy that might be sought on Your behalf by any other person, entity, local, state or federal government or agency thereof, including specifically the Equal Employment Opportunity Commission, U.S. Department of Labor, or any state agency. You understand and agree that (i) neither this provision nor anything else in this Agreement prohibits You from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission (“SEC”), Congress, and any agency Inspector General, or communicating with such government agencies, or otherwise participating in any investigation or proceeding that may be conducted by such government agencies, including providing documents or other information; (ii) You do not need the prior authorization of the Company to take any action described in clause (i) of this Section, and You are not required to notify the Company that You have taken any action described in clause (i); and (iii) this Agreement does not limit Your right to receive an award for providing information relating to a possible securities law violation to the SEC.

7.

Except as provided above, the foregoing waiver and release of legal claims includes all claims existing as of the date You sign this Agreement, even though You did not know or suspect those claims to exist at the time You signed the Agreement, regardless of whether knowledge of such claims or the underlying facts would have materially affected Your decision to sign this Agreement. Your subsequent discovery of different or additional facts shall not affect the enforceability of this Agreement. You further represent and warrant that You have not assigned or transferred, or purported to assign or transfer to any third party, any claim released by this Agreement, and that You will indemnify the Company and the other Released Parties and hold them harmless against any claims, costs or expenses (including attorneys’ fees) paid or incurred, arising out of or related to any such transfer or assignment.

8.

You agree that Your rights and obligations, if any, under other compensation or employee benefit plans, policies, agreements or arrangements of the Company shall be as determined under such plans, policies, agreements or arrangements. Without limiting the foregoing, Your separation shall qualify as a “Retirement” for purposes of determining Your rights with respect to Your outstanding Equity Awards as provided under the 2017 Plan and applicable award agreement(s) and shall continue to be subject to any conditions, requirements, terms and conditions set forth therein.

9.

Except as otherwise provided in Section 10 hereof, You represent and agree that You shall return, prior to the Separation Date, all Company property and Confidential Information (as defined in the Severance Agreement) and otherwise comply with all of Your obligations under Section 4.2(c) of the Severance Agreement. The Company shall not provide any Benefits until You fully comply with this provision.

10.	Engagement as an Independent Contractor; Consulting Services.

(i)

The Company hereby engages You as an independent contractor effective as of January 1, 2023 (the “Consulting Start Date”), and You hereby accept such engagement as an independent contractor, upon the terms and conditions set forth in this Section 10. You shall manage, perform, and provide such professional consulting services and advice (the “Consulting Services”) as the Company’s Chief Executive Officer (or his or her designee) may request from time to time during the Consulting Period (as defined below). While the amount of time You will devote to the Consulting Services each week will vary and will be set by You based on Your own schedule and other considerations, the parties anticipate that, on average, You will spend no more than approximately twenty (20) hours per week providing the Consulting Services during the Consulting Period. During the Consulting Period, You shall: (a) perform the Consulting Services in a professional, ethical, and competent manner; (b) promote the best interest of the Company and take no actions that You in good faith believe will in any way damage the business or public image or reputation of the Company or its affiliates; (c) abide by the Company’s and then-current policies or guidelines while at the Company’s facilities or performing the Consulting Services; and (d) not engage in any actions that would create a conflict of interest with the interests of the Company.

(ii)

The parties acknowledge and intend that the relationship of You to the Company under this Section 10 shall be that of an independent contractor. In performing the Consulting Services under this Section 10, You shall undertake the Consulting Services according to Your own means and methods of work, which shall be in Your exclusive charge and control, and which shall not be subject to the control or supervision of the Company, except as to the objectives of those Consulting Services. You shall determine Your own working hours and schedule and shall not be subject to the Company’s personnel policies and procedures as to hours and schedule. You shall be entirely and solely responsible for Your actions or inactions and the actions or inactions of any agents, employees or subcontractors, if any, while performing Consulting Services hereunder. You shall not, in any form or fashion, maintain, hold out, represent, state or imply to any other individual or entity that an employer/employee relationship exists between You and the Company. You are not granted, nor shall You represent that You are or have been granted, any right or authority to make any representation or warranty or assume or create any obligation or responsibility, express or implied, for, on behalf or in the name of the Company, to incur debts for the Company, or to bind the Company in any manner whatsoever.

(iii)

The term of Your engagement with the Company under this Section 10 shall begin on the Consulting Start Date and continue for twelve (12) months thereafter (the “Initial Consulting Period”) with an automatic renewal for an additional twelve (12) months thereafter unless terminated as set forth in this Section 10(iii). Either party may terminate Your engagement as an independent contractor with thirty (30) days’ written notice to the other party except in the case of a termination by the Company with Cause (as defined in the Severance Agreement), or upon Your death/disability, or upon Your subsequent full-time employment (more than twenty (20) hours per week) with a third party (“Third Party Employment”), in which case termination should be effective immediately. In the event Your engagement as an independent contractor terminates (a) for Cause, (b) upon Your death/disability, (c) upon Your employment with a Third Party, or (d) by You for any reason the Company shall pay any earned but unpaid Consulting Fee (as defined below) through the termination date to You or Your Estate within ten (10) business days and reimburse any outstanding expenses incurred in accordance with this Section 10. In the event your engagement as an Independent Contractor is terminated by the Company Without Cause, the Company shall pay the entire Consulting Fee for the two (2) twelve (12) month periods minus any portion already paid to you within ten (10) business days and reimburse any outstanding expenses incurred in accordance with this Section 10. You acknowledge and agree that as an independent contractor, You are not entitled to receive unemployment insurance benefits.

(iv)

During the Consulting Period and the Automatic Renewal Period, the Company will pay You a consulting fee (the “Consulting Fee”) of Three Hundred and Sixty Thousand Dollars ($360,000) per each twelve (12) months, payable in equal installments of Thirty Thousands Dollars ($30,000) per calendar month, prorated for any calendar month(s) in which You only provide Consulting Services hereunder for part of the month. Payment shall be made by the Company to You via ACH or direct deposit within ten (10) business days after the end of each calendar month except as otherwise provided Section 10(iii) above in the event Your engagement as an independent contract terminates prior to the end of the Consulting Period under the characteristics described in the aforementioned section.

(v)

In addition to payment of the Consulting Fee, the Company shall reimburse You for reasonable expenses that are incurred by You in connection with the Consulting Services after Your presentation of an invoice containing a complete account of such expenditures and all reasonable documentation as may be required by the Company in connection therewith consistent with the Company’s expense policy for contractors. All invoices for expenses properly submitted by You hereunder shall be paid by the Company within thirty (30) days after receipt thereof.

(vi)

Notwithstanding anything in this Agreement to the contrary, during the Initial Consulting Period and the Automatic Renewal Period, You shall be permitted to keep the iPad/Tablet that the Company previously issued to You. You agree to cooperate fully with the Company, at the Company’s request and direction, to allow the Company to retrieve all data, documents, files or records belonging to the Company that may exist on the Company-issued iPad/Tablet. In addition, during the Initial Consulting Period and the Automatic Renewal Period, You shall be permitted to keep your Company-issued email address.

(vii)

During the Consulting Period, You shall be serving as an independent contractor of the Company, and therefore unless required by law, the Company shall not deduct any federal, state or local taxes or other withholdings from any sums paid to You under this Section 10, and You hereby agree to indemnify and hold harmless the Company and each of its affiliates from any liability for any and all federal, state and local taxes or assessments of any kind arising out of any payment made by the Company to You hereunder. You shall be responsible for all tax reporting, tax payments, withholdings, insurance and other payments, expenses and filings required to be made or paid by You or Your agents or employees. Further, neither You nor any of Your agents or employees on account of having rendered Consulting Services hereunder shall be entitled to any benefits provided by the Company to any of its employees, including, without limitation, any retirement plan, insurance program, disability plan, medical benefits plan or any other fringe benefit program sponsored and maintained by the Company for its employees.

(viii)

You acknowledge and agree that any and all materials provided by the Company to You that are to be used in connection with Your provision of the Consulting Services are the property of the Company and may not be used outside of the scope, terms, and conditions of the Consulting Services or in providing services to or on behalf of any person or entity other than the Company. You agree that You will immediately return all such materials to the Company on or prior to the end of the Consulting Period, or at any other time the Company requests such return.

(ix)

You acknowledge and agree that if You fail to comply with the obligations set forth in this Agreement, the Supplemental Release, and/or the Surviving Provisions, the Consulting Period shall terminate immediately and the Company shall have no further obligation to provide the Consulting Fees.

11.

You agree that all controversies, claims, disputes, and matters arising out of or relating to this Agreement or the breach thereof, shall be subject to binding arbitration in accordance with the terms of that certain Mutual Agreement to Arbitrate, dated November 30, 2017, entered into by and between You and the Company (the “Arbitration Agreement”). You acknowledge and agree that the Arbitration Agreement shall remain in full force and effect and is incorporated by reference herein, and You shall remain subject to the obligations contained therein regardless of whether You sign or revoke this Agreement. A copy of such agreement has been provided to you contemporaneously with the provision of this Agreement.

12.	By signing this Agreement, the Company does not admit to any wrongdoing or legal violation by the Company or the Released Parties.

13.

This Agreement is intended as a legally binding and enforceable document. You have been advised to seek legal counsel and have been provided time and opportunity to consult with an attorney prior to executing this Agreement.

14.

If any part of this Agreement is held invalid, that part shall be severed and the remaining parts shall be given full force and effect. Notwithstanding the foregoing, in the event the release and waiver of claims in this Agreement is declared invalid, this Agreement shall be null and void, and the Company shall be entitled to the return of the Benefits paid to You through the date any portion of the Agreement is held invalid.

15.

This Agreement and the Supplemental Release constitute the complete understanding and entire agreement of the parties with respect to the subject matter hereof, except that the parties further agree that the covenants in Section 4 of the Severance Agreement, the provisions of Section 7 and, to the extent applicable (and to the extent any provision does not conflict with the provisions herein, in which case this Agreement shall control), the provisions of Section 10 of the Severance Agreement survive and remain in full force and effect in accordance with their terms, as well as any other provisions of the Severance Agreement that are necessary to enforce or interpret such section, and such sections and provisions are incorporated herein by reference in full and made a part hereof as if set out in full herein (all such sections and such other provisions, collectively, the “Surviving Provisions”). For purposes of interpreting the Surviving Provisions for purposes of this Agreement, (a) the “Termination Date” referred to in the Surviving Provisions shall be the Separation Date and (b) the “Qualifying Termination Severance Benefits” referred to in the

Surviving Provisions shall be the Benefits. With the exception of the Surviving Provisions, the Severance Agreement is hereby terminated, without further action by the parties, as of the Separation Date and will be of no further force and effect, and that neither party has any further obligations under the Severance Agreement as of the Separation Date. The Agreement cannot be amended, terminated, discharged or waived, except by a mutually agreed upon writing signed by You and an authorized representative of the Company.

16.

This Agreement shall be construed and interpreted in accordance with the laws of the State of Florida, without regard to the conflict of laws provisions of any state, to the extent not preempted by federal law, which shall otherwise control. The parties knowingly and voluntarily agree that, except as otherwise governed by the Arbitration Agreement, any controversy or dispute arising out of or otherwise related to this Agreement shall be tried exclusively, without jury, and consent to personal jurisdiction, in the state courts of Orange County, Florida, or the United States District Court for the Middle District of Florida, Orlando Division.

17.

You have twenty-one (21) days from Your receipt of this Agreement to consider it before signing, although You may choose to sign it earlier. For a period of seven (7) days following Your signing of this Agreement, You may revoke this Agreement. This Agreement shall not become effective or enforceable until seven (7) days have passed after You sign this Agreement without You having revoked this Agreement. You may revoke this Agreement only by giving written notice of revocation to Charles Corbin, Executive Vice President and General Counsel (delivered to the Company’s headquarters at 6355 MetroWest Boulevard, Suite 180, Orlando, FL 32835) within this seven (7) day period. Any revocation must state “I hereby revoke my acceptance of the Agreement.”

18.	This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

19.

This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements of Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder. Nevertheless, the tax treatment of the benefits provided under this Agreement is not warranted or guaranteed to You, and You are responsible for all taxes assessed on any payments made pursuant to this Agreement, whether under Section 409A of the Code or any other sections of the Code. Neither the Company nor its directors, officers, employees or advisers shall be held liable to You or any other party for any taxes, interest, penalties or other monetary amounts owed by You as a result of the application of Section 409A or any other provisions of the Code, or for any taxes, interest, penalties or monetary amounts owed by You as a result of any applicable local or state tax rules and regulations. Any installment payments under this Agreement shall be deemed to be a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

20.	You represent and agree that:

•	You have suffered no specific injuries while employed by the Company that You did not report to the Company.

•	Except for the Benefits, You have been provided all wages, compensation and benefits due and owing to You through the date you sign this Agreement.

•	You have fully read and understand all terms of this Agreement, and are signing this Agreement voluntarily and with full knowledge of their significance.

•	You understand that You have up to twenty-one (21) calendar days to consider this Agreement. You agree that you have been advised to consult with an attorney prior to Your signing of this Agreement.

•	You understand that You are waiving any claims under the Age Discrimination in Employment Act and The Older Workers’ Benefit Protection Act.

•	You agree that any modifications, material or otherwise, made to this Agreement, do not restart or affect in any manner the original up to twenty-one (21) day consideration period.

[Signatures on following page]

IN WITNESS WHEREOF, the parties voluntarily and freely enter into and execute this Waiver and Release Agreement on the dates set forth below.

Hilton Grand Vacations Inc.		Employee

By:	/s/ Charles R. Corbin	By:	/s/ Stan R. Soroka
Name:	Charles R. Corbin	Name:	Stan R. Soroka
Title:	EVP and General Counsel

Date:	December 28, 2022	Date:	December 28, 2022